BONTAN CORPORATION INC.

NEWS RELEASE:

TORONTO, ON –July 31, 2006, Bontan Corporation Inc. (OTCBB: BNTNF) is pleased to announce that its audited consolidated financial statements and accompanying notes for the year ended March 31, 2006 and the related management’s discussion and analysis (“MD&A”) were filed with the relevant Canadian securities regulatory authorities on July 27, 2006. Copies of Bontan’s filed documents may be obtained through SEDAR at www.sedar.com.

Our auditors have issued an unqualified opinion on the consolidated financial statements. The following is a summary of key financial information for the fiscal years 2006 and 2005:

Year ended March 31	2006	2005
	in million dollars
Gross income	$1.9	$0.4
Net Loss	($4.8)	($5.0)
Net loss per share	($0.3)	($0.4)
Net working capital	$5.3	$4.8
Cash and short term investments	$5.1	$1.0
Shareholders equity	$5.3	$5.0

As of today, the Company has 27,277,703 issued and outstanding common shares.

The company is currently seeking opportunities for participation in new exploration projects in oil and gas on a global basis.

Kam Shah, CEO commented, “We are pleased to report our year end financial results. At present, the Company has over $ 5 million in cash and short-term marketable securities. We have been and are currently evaluating many participation opportunities in the natural resource sector, in particular oil and gas. In the light of today’s high commodity prices, we have been very careful with the resources of the Company to ensure that whatever exploration projects we elect to participate in, will meet Bontan’s investment criteria”

About Bontan Corporation Inc.

Bontan Corporation Inc. [OTCBB:  BNTNF] is an international diversified natural resource company that operates and invests in major exploration prospects.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project

For further information, please contact Kam Shah, CEO and CFO, at 416-929-1806.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.